Exhibit 99.1

Canopy Growth and Acreage Holdings Announce

Filing of Management Information Circulars Related to Canopy’s Plan to Acquire Acreage

•	Canopy Growth’s brands, technology and know-how is anticipated to provide Acreage with a significant and immediate advantage in an increasingly competitive U.S. market and fuel Acreage’s growth.
•	Acreage shareholders to receive immediate upfront cash consideration, on an as-converted to Subordinate Voting Share basis, of approximately US$2.51 - $2.63 per share upon the initial implementation of the Transaction. On completion of the Transaction, each Acreage share will be converted into 0.5818 of a common share of Canopy Growth, subject to any required adjustments. This represents a premium of approximately 40% over the 30-day volume weighted average trading price of the Subordinate Voting Shares on the CSE ended April 17, 2019 (based on estimated cash option premium of US$2.55 per Subordinate Voting Share on an as-converted basis, as at the time the Arrangement Agreement was entered into).
•	Acreage shareholders will benefit from Acreage’s ability to achieve its growth strategy with reduced cost of capital based on Canopy Growth affiliation.
•	Canopy Growth shareholders will benefit from accelerated and turnkey access to the U.S. cannabis market upon the closing, following the Triggering Event.
•	Management of both firms believe they will create greater shareholder value together than as competitors in the U.S.

Smiths Falls, Ontario, Canada & New York, New York, USA, May 23, 2019 — Canopy Growth Corporation (“Canopy Growth”) (TSX:WEED) (NYSE:CGC) and Acreage Holdings, Inc. (“Acreage”) (CSE:ACRG.U) (OTC: ACRGF) (FSE: 0ZV) (together, the “Companies”) are pleased to announce that they have filed their respective management information circulars and related voting materials in relation to the previously announced proposed acquisition of Acreage by Canopy Growth (the “Transaction”), pursuant to a court approved arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”).

Completion of the Transaction is contingent on the occurrence or waiver of changes in U.S federal law to permit the general cultivation, distribution, and possession of marijuana or to remove the regulation of such activities from the federal Laws of the United States (the “Triggering Event”). Canopy Growth is permitted to waive the Triggering Event and intends to do so as soon as the policies of the New York Stock Exchange (“NYSE”) and/or the Toronto Stock Exchange (“TSX”) permit completion of the acquisition, provided that completion would not violate any third-party agreements, including those entered into by Canopy Growth with Constellation Brands, Inc.

The respective special meetings of shareholders of Canopy Growth and Acreage to approve various resolutions in connection with the Transaction are each scheduled to be held on June 19, 2019.

The resolution adopting the Arrangement (the “Arrangement Resolution”) must be approved by at least 66⅔% of the votes cast by the holders of Acreage shares, voting together as a single class. In addition, the Arrangement Resolution is subject to approval by a simple majority (the “Minority Approval”) of the votes cast by the holders of Class A subordinate voting shares (the “Subordinate Voting Shares”) and Class B proportionate voting shares (the “Proportionate Voting Shares”), voting together as a single class, excluding the votes in respect of Acreage Shares which are owned, held, controlled or directed by Kevin Murphy, Chief Executive Officer of Acreage.

The Companies believe that the Transaction will deliver significant benefits that will help accelerate the growth of Acreage across the United States powered by the expertise of the world’s leading cannabis company. In turn, Canopy Growth shareholders will benefit from a national turnkey platform in the U.S.

The aggregate consideration payable pursuant to the Arrangement will vary depending upon the trading price of the common shares of Canopy Growth. A range of potential transaction values is set out in the following table:

Trading Price of Canopy Growth Shares	Exchange Ratio Component	Option Premium Component(1)	Implied Price per Subordinate Voting Share	Transaction Value(1)
US$45.00	US$26.18	US$2.51	US$28.69	US$3.7121B
	US$26.18	US$2.63	US$28.81	US$3.7276B
US$50.00	US$29.09	US$2.51	US$31.60	US$4.0885B
	US$29.09	US$2.63	US$31.72	US$4.1040B
US$55.00	US$32.00	US$2.51	US$34.51	US$4.4648B
	US$32.00	US$2.63	US$34.63	US$4.4804B
US$60.00	US$34.91	US$2.51	US$37.42	US$4.8412B
	US$34.91	US$2.63	US$37.54	US$4.8567B
US$65.00	US$37.82	US$2.51	US$40.33	US$5.2176B
	US$37.82	US$2.63	US$40.45	US$5.2331B

(1) Based on the number of issued and outstanding securities of Acreage, including securities convertible, exchangeable or redeemable for Subordinate Voting Shares on May 16, 2019.

For Canopy Growth, the transaction presents a clear path to enter the U.S. market with a company that already delivers national scale, as well as a management and operations team led by a group of seasoned executives that deliver expertise and has driven the vision and execution of Acreage’s impressive national footprint of licensed and managed assets.

The boards of directors of both Canopy Growth and Acreage unanimously support the Transaction and, other than directors who abstained from voting on the Transaction, each recommend that their respective shareholders vote FOR the various resolutions at the respective special meetings of shareholders of Canopy Growth and Acreage.

The Canopy Growth and Acreage management information circulars outline the benefits for each set of respective shareholders and the risks related thereto and provide details about the Transaction, including details on how shareholders can vote their Canopy Growth and Acreage Shares, as applicable. The management information circulars will be mailed to shareholders and are available on Canopy Growth’s and Acreage’s respective issuer profiles on SEDAR at www.sedar.com.

Benefits to Acreage Shareholders

If the Arrangement is implemented, Acreage shareholders will receive a significant upfront cash payment of approximately US$2.51 - US$2.63 per Subordinate Voting Share (with holders of other classes of Acreage Shares being entitled to an amount determined on an as-converted to Subordinate Voting Share basis) and are expected to benefit from accelerated expansion, improved scale, and a stronger market position in the U.S. In an industry poised for rapid growth, Acreage believes benefits will accrue to those who are prepared to move first. The opportunity to combine efforts with the industry’s largest and best-capitalized global player enables Acreage to deliver both immediate value to shareholders as well as long-term benefits alongside Canopy Growth.

Upon completion of the Transaction, all outstanding Acreage shares will be converted to Subordinate Voting Shares and Acreage shareholders will receive 0.5818 of a common share of Canopy Growth for every Subordinate Voting Share held, subject to adjustment in certain circumstances as detailed in Acreage’s management information circular. This is anticipated to enable Acreage shareholders to participate in the future growth of Canopy Growth both during the interim period prior to the completion of the Transaction as well as following the completion of the Transaction.

Reasons to vote in favor of the Arrangement Resolution include:

•	1 + 1 = Global leadership: Joining forces today provides for a strategic advantage greater than either company could build alone. If completed, the Transaction is expected to result in the integration of Acreage, a premier U.S. cannabis company, with Canopy Growth, a leading international cannabis company with a global portfolio. Acreage and Canopy Growth’s aligned strategic vision and operating philosophy, as well as complementary assets, distribution networks, products and capabilities, is anticipated to create a pre-eminent cannabis company across all significant regulated jurisdictions.
•	Provides an attractive premium to shareholders. Acreage shareholders are expected to receive cash consideration, on an as-converted to Subordinate Voting Share basis, of approximately US$2.51 - $2.63 per Subordinate Voting Share upon the initial implementation of the Transaction. On completion of the Transaction, each Acreage share will be exchanged for 0.5818 of a common share of Canopy Growth, subject to any required adjustments. This represents a premium of approximately 40% over the 30-day volume weighted average trading price of the Subordinate Voting Shares on the CSE ended April 17, 2019 based on the 30-day volume weighted average trading price of the Canopy Growth shares on the NYSE on April 17, 2019 (based on cash consideration of US$2.55 per Subordinate Voting Share on an as-converted basis, as at the time the Arrangement Agreement was entered into).
•	Access to industry-leading brand and intellectual property. Acreage and its affiliates will benefit from a license agreement that provides access to Canopy Growth’s operational expertise, trademarks, logos, and intellectual property.

•	Minimizes Acreage’s execution risk and crystallizes value. Shareholders will be entitled to receive a specified number of Canopy Growth shares for each Acreage share held at the time of the acquisition, minimizing Acreage execution risk going forward and linking the value of Acreage shares to Canopy Growth shares. Given the increasingly competitive nature of the U.S. cannabis market, as well as the inherent uncertainty of a fast growing and evolving industry, this substantially mitigates these uncertainties and risks resulting therefrom.
•	Bolsters Acreage’s ability to continue to aggressively pursue growth plans. Acreage can issue up to 58 million Subordinate Voting Shares, that, if the Canopy Growth Call Option (as defined in the Acreage management information circular) is exercised, will become future Canopy Growth shares, which is expected to further accelerate Acreage’s ability to fund organic and rapid expansion using Acreage shares.
•	Increased liquidity for shareholders. Upon completion of the Transaction, Acreage shareholders will receive Canopy Growth shares, which are currently listed for trading on the TSX and the NYSE, which is anticipated to provide greater liquidity given the higher daily trading volumes.

Shareholders of Acreage are encouraged to visit http://investors.acreageholdings.com/Acreage-Canopy-Deal for additional resources and voting information.

Benefits to Canopy Growth Shareholders

For Canopy Growth shareholders, the Transaction represents a clear path for Canopy Growth to enter the U.S. cannabis market, when federally-permissible, will introduce its brands and consumer products in the United States.

Reasons to vote in favor of the Transaction include:

•	1 + 1 = Global leadership: Proven management with access to Canopy’s existing recipe for success will build an unmatched position into the key US market. Upon completion of the Transaction, the addition of Acreage’s U.S. operations — including their cannabis cultivation, processing, and retail infrastructure — to Canopy Growth’s current operations in over a dozen countries on five continents, is expected to create a preeminent global cannabis company.
•	Accelerating access to the U.S. cannabis market. Acreage’s growing footprint in the U.S. will give Canopy Growth a tremendous opportunity to secure significant market share.
•	Generating awareness of Canopy Growth’s brands in the U.S. The Transaction is expected to introduce Canopy Growth’s diversified portfolio of cannabis brands, including Tweed® and Tokyo SmokeTM across the United States. Select retail locations under the Tweed® and Tokyo SmokeTM monikers are expected to build Canopy Growth’s brand recognition in the U.S. market.
•	Developing U.S. demand for Canopy Growth’s cannabis-based consumer products. Acreage will gain access to Canopy Growth’s intellectual property enabling it to distribute proprietary cannabis-based consumer products in the U.S. including vape-filing and beverage products.

Shareholders of Canopy Growth are encouraged to visit https://www.canopygrowth.com/canopy-acreage-deal/ for additional resources and voting information.

Becoming a Voter is Fast and Easy

Even if you have never voted before, every vote will count no matter how many shares you own.

Shareholders of both Companies must vote their proxies before 10:00 a.m. (EST) on June 17, 2019.

For Acreage Shareholders with Questions or Requiring Help Voting:

Contact Kingsdale Advisors at 1-866-229-8651 toll-free (within North America) or 1-416-867-2272 (for collect calls outside North America), or by email at contactus@kingsdaleadvisors.com.

For Canopy Growth Shareholders with Questions or Requiring Help Voting:

Contact Kingsdale Advisors at 1-866-581-1392 toll-free (within North America) or 1-416-867-2272 (for collect calls outside North America) or by email at contactus@kingsdaleadvisors.com.

Advisors

Cassels Brock & Blackwell LLP and Paul Hastings LLP acted as legal counsel to Canopy Growth. PricewaterhouseCoopers LLP (Canada) acted as finance advisor to Canopy Growth. Ernst & Young LLP (EY) acted as tax advisors to Canopy Growth. Greenhill & Co. Canada Ltd. provided an independent fairness opinion to the board of directors of Canopy Growth.

DLA Piper (Canada) LLP and Cozen O’Connor acted as legal counsel to Acreage. Canaccord Genuity Corp. acted as financial advisor to Acreage and provided a fairness opinion to the board of directors of Acreage. Stikeman Elliott LLP acted as legal counsel and INFOR Financial Inc. provided an independent fairness opinion to a special committee of independent directors of Acreage.

Kingsdale Advisors is acting as strategic shareholder and communications advisor and proxy solicitation agent to both Canopy Growth and Acreage.

Additional Details

For a more detailed description of the Transaction, readers should review the Canopy Growth and Acreage management information circulars.

Media Contact:

Kingsdale Advisors

Ian Robertson

Executive Vice President, Communication Strategy

Direct: 416-867-2333

Cell: 647-621-2646

irobertson@kingsdaleadvisors.com

Canopy Growth Contact:

Caitlin O’Hara
Media Relations
Caitlin.ohara@canopygrowth.com
613-291-3239

Investor Relations
Tyler Burns
Tyler.burns@canopygrowth.com
855-558-9333 ex 122

Acreage Contact:

Howard Schacter
Head of Communications
h.schacter@acreageholdings.com
646-600-9181

Investor Relations
Steve West
investors@acreageholdings.com
646-600-9181

About Canopy Growth

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. Canopy Growth offers medically approved vaporizers through its subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. Canopy Growth has operations in over a dozen countries across five continents.

Canopy Growth is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public’s understanding of cannabis, and through its wholly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Canopy Growth works with the Beckley Foundation and has launched Beckley Canopy Therapeutics to research and develop clinically validated cannabis-based medicines, with a strong focus on intellectual property protection. Canopy Growth acquired assets of leading hemp research company, ebbu, Inc. (“ebbu”). Intellectual Property (“IP”) and R&D advancements achieved by ebbu’s team apply directly to Canopy Growth’s hemp and THC-rich cannabis genetic breeding program and its cannabis-infused beverage capabilities. Through partly owned subsidiary Canopy Rivers Inc., Canopy Growth is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, Battelle, the world’s largest nonprofit research and development organization, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten licensed cannabis production sites with over 4.4 million square feet of production capacity, including over 500,000 square feet of GMP certified production space. For more information visit www.canopygrowth.com.

About Acreage

Headquartered in New York City, Acreage is the largest vertically integrated, multi-state owner of cannabis licenses and assets in the U.S. with respect to the number of states with cannabis related licenses, according to publicly available information.  Acreage owns licenses to operate or has management services or consulting agreements in place with license holders to assist in operations in 20 states (including pending acquisitions) with a population of approximately 180 million Americans, and an estimated 2022 total addressable market of more than $17 billion in legal cannabis sales, according to Arcview Market Research.  Acreage is dedicated to building and scaling operations to create a seamless, consumer-focused branded cannabis experience.  Acreage’s national retail store brand, The Botanist, debuted in 2018.

Forward-Looking Statement

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth, Acreage or their respective subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. These forward-looking statements include, but are not limited to, statements relating to the Companies’ expectations with respect to: the timing and outcome of the Transaction; the intention of Canopy Growth to waive the Triggering Event as soon as the policies of the NYSE and/or the TSX permit completion of the acquisition; the anticipated benefits of the Transaction to the Companies and their respective securityholders; and the impact of the Transaction and anticipated growth of the Companies.

Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including assumptions as to the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory, court and shareholder approvals; the ability of the parties to satisfy, in a timely manner, the other conditions; the occurrence or waiver of the Triggering Event; the ability of the Companies to satisfy, in a timely manner, the conditions to closing following the occurrence or waiver of the Triggering Event; other expectations and assumptions concerning the Transaction; and such risks contained in the management information circulars of Canopy Growth and Acreage dated May 17, 2019, in Canopy Growth’s annual information form dated June 28, 2018 and in Acreage’s annual information form dated April 24, 2019 and filed with Canadian securities regulators available on Canopy Growth and Acreage’s respective issuer profiles on SEDAR at www.sedar.com. Readers are cautioned that the foregoing list of factors is not exhaustive.

In respect of the forward-looking statements and information concerning the anticipated benefits and completion of the Transaction and the anticipated timing for completion of the Transaction, Canopy Growth and Acreage have provided such statements and information in reliance on certain assumptions that they believe are reasonable at this time. Although Canopy Growth and Acreage believe that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth and Acreage do not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

There can be no assurance that the Transaction, including the Triggering Event, will occur, or that it will occur on the terms and conditions contemplated in this news release. The Transaction could be modified, restructured or terminated. Actual results could differ materially from those currently anticipated due to a number of factors and risks.

The Transaction cannot close until the required shareholder, court and regulatory approval is obtained. There can be no assurance that the Transaction will be completed as proposed or at all. Investors are cautioned that, except as disclosed in the management information circulars to be prepared in connection with the Transaction, any information released or received with respect to the Transaction may not be accurate or complete and should not be relied upon.

The Canadian Securities Exchange has not reviewed, approved or disapproved the content of this news release.